UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	000-50991

TELVENT GIT S.A.; THE NASDAQ STOCK MARKET LLC*

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Valgrande 6 28108 Alcobendas, Madrid, Spain 011 34 902 33 55 99

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Ordinary shares

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.[1]

☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Telvent GIT, S.A. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

December 19, 2011	/s/ Ignacio González	Chief Executive Officer
Date	Name	Title

*	Effective December 12, 2011, the ordinary shares of the Issuer were involuntarily delisted from the NASDAQ Stock Market LLC, pursuant to a Form 25 filed by the NASDAQ Stock Market, LLC on December 2, 2011. This Form 25 is filed by the Issuer to effect deregistration of the ordinary shares under Section 12(b) of the Exchange Act.
[1]	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.